CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the Board of Directors of The Bank of Nova Scotia
We consent to the inclusion in this annual report on Form 40-F of The Bank of Nova Scotia (the “Bank”) for the fiscal year ended October 31, 2006 of our audit report dated November 29, 2005 on the Consolidated Balance Sheet of The Bank of Nova Scotia as at October 31, 2005 and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the two-year period ended October 31, 2005.

/s/ KPMG LLP Chartered Accountants	/s/ PricewaterhouseCoopers LLP Chartered Accountants
Toronto, Canada
December 19, 2006